                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                   FORM 11-K/A


        [X]           ANNUAL REPORT PURSUANT TO
                      SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

        [ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE TRANSITION PERIOD FROM              TO
                                                     ------------    -----------

                                 COMMISSION FILE NUMBER: 1-14659
                                                        --------

                          WILMINGTON TRUST CORPORATION
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
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            (State or jurisdiction of incorporation or organization)

                                   51-0328154
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                      (I.R.S. Employer Identification No.)

                  RODNEY SQUARE NORTH, 1100 NORTH MARKET STREET
                            WILMINGTON, DE 19890-0001
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                    (Address of Principal Executive Offices)

                                 (302) 651-1000
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              (Registrant's telephone number, including area code)

                               Thrift Savings Plan

                              (Full title of plan)

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1.      The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation's stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt instruments and stocks of new and established companies. The names and addresses of those funds as of December 31, 2000 are The Wilmington Funds, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890.

2.             (a)    The written consents of the accountants with respect to
                      the financial statements for the Thrift Savings Plan are attached hereto as Exhibits 23.1 and 23.2.

               (b) The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974 ("ERISA"), are attached hereto as Exhibit 99.1.



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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K/A as of June 26, 2001.


                                       /s/ David R. Gibson              (SEAL)
                                       ---------------------------------
                                       David R. Gibson, Chairman



                                       /s/ E. Matthew Brown             (SEAL)
                                       ---------------------------------
                                       E. Matthew Brown



                                       /s/ Robert J. Christian          (SEAL)
                                       ---------------------------------
                                       Robert J. Christian



                                       /s/ Howard K. Cohen              (SEAL)
                                       ---------------------------------
                                       Howard K. Cohen



                                       /s/ Michael A. DiGregorio        (SEAL)
                                       ---------------------------------
                                       Michael A. DiGregorio



                                       /s/ William J. Farrell, II       (SEAL)
                                       ---------------------------------
                                       William J. Farrell, II



                                       /s/ Gerald F. Sopp               (SEAL)
                                       ---------------------------------
                                       Gerald F. Sopp



                                       /s/ Kermit B. Wooden             (SEAL)
                                       ---------------------------------
                                       Kermit B. Wooden


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                                  EXHIBIT INDEX


        EXHIBIT                               EXHIBIT                           PAGE NUMBER
        -------                               -------                           -----------
          23.1            Consent of independent auditor                              4

          23.2            Consents of independent auditor                             6

          99.1            Financial statements                                        8
